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                                 TELKONET, INC.
                          20374 Seneca Meadows Parkway
                           Germantown, Maryland 20876
                                 (240) 912-1839
                        --------------------------------

                                 August 12, 2004



VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:      Telkonet, Inc.
         Post-effective Amendment No. 2 on Form S-3
         to Registration Statement on Form S-1
         (File No. 333- 108307)

Ladies and Gentlemen:

         On August 8, 2004, Telkonet, Inc. (the "Registrant") filed the above referenced Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form S-1 (the "Post-Effective Amendment") with the Commission. This Post-Effective Amendment was filed by the Registrant in error. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Post-Effective Amendment.

         If you have any questions regarding this, please do not hesitate to contact our counsel, William J. Conti, at (202) 861-1726, or Janis M. Penman, at
(202) 861-1622.


                                            Very truly yours,

                                            Telkonet, Inc.

                                            By: /s/ E. Barry Smith
                                                --------------------
                                                E. Barry Smith
                                                Chief Financial Officer